Exhibit 4.105

English translation

Power of Attorney

I, Zhou Yuan, a citizen of the People’s Republic of China, with the identity number is: ***, holding the 100% of the equity shares (the "Personal Shares") of Beijing Cengcengceng Information Technology Co., Ltd. (the "Cengceng Information”), on February 18, 2022, with respect to the Personal Shares hereby irrevocably authorizes Blue Buck Network Technology (Beijing) Co., Ltd. and Guangzhou Blue Ocean Whale Riding Technology Co., Ltd. (collectively the “WFOE”) to exercise the following rights during the term of this Power of Attorney:

Authorize WFOE together to act as the sole and exclusive agent of me, to exercise rights including but not limited to the following rights in the name of me on the matters of the Personal Shares: (1) participate in the shareholders' meeting of Cengceng Information and sign the relevant resolutions of the shareholders' meeting representing me; (2) exercise all the shareholder's rights entitled to me in accordance with the law and the articles of association of Cengceng Information, including but not limited to shareholder voting rights, rights of sale or transfer or pledge or disposition of all or any part of the Personal Shares; and (3) to elect, designate and appoint the legal representative, chairman, director, supervisor, general manager and other senior management personnel of Cengceng Information as the authorized representative of me.

WFOE will have the right to sign the transfer contract as stipulated in the exclusive option agreement (I being a party to the contract upon request) on behalf of me within the scope of authorization, and shall perform as scheduled the equity pledge agreement and the exclusive option agreement which are signed on the same day as this power of attorney signed by me as a party to, the exercise of which will not limit this authorization in any way.

Unless otherwise provided in this Power of Attorney, WFOE has the right to transfer, use or otherwise dispose of cash dividends and other non-cash income generated from the Personal Shares, according to oral or written instructions from me.

Unless otherwise provided in this Power of Attorney, all actions of WFOE with respect to the Personal Shares can be made according to WFOE's own discretion without any oral or written instructions from me.

All actions of WFOE with respect to the Personal Shares are regarded as the actions of me, and all documents signed are deemed to be signed by me, which will be ratified by me.

WFOE has the right to delegate, which it can delegate to other individuals or units to handle the above matters and exercise the Personal Shares without having to notify me in advance or obtain my consent.

During the period when I am a shareholder of Cengceng Information, this power of attorney is irrevocable and continues to be valid, starting from the date of signing this power of attorney.

During the term of this power of attorney, I hereby waive all rights related to the Personal Shares that have been authorized to WFOE through this power of attorney, and will no longer exercise such rights by myself.

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Principal:

Zhou Yuan

/s/ Zhou Yuan